February 27, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 6010

RE:	United Fire & Casualty Company
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 1, 2006
File Number: 002-39621

FILED VIA EDGAR AND FACSIMILE TRANSMISSION

Dear Mr. Rosenberg:

This letter is being submitted on behalf of United Fire & Casualty Company (the “Company”) in response to the comments provided to us via telephone on February 27, 2007, with respect to the above referenced filing. To address the comments received, we have revised our response letter dated February 22, 2007 as necessary. All revisions are in italics.

Critical Accounting Policies, page 30

Deferred Policy Acquisition Costs – Property and Casualty Insurance Segment and Life Insurance Segment, page 31

2.

Please provide to us in disclosure type format the dollar impact that changes in these estimates have had in the periods presented. Quantify preferably in tabular form the sensitivity of these estimates to reasonably likely changes in the critical assumptions.

Management’s Response:

The Company proposes including the following disclosure in future Form 10-K Annual Report filings:

Deferred Policy Acquisition Costs – Property and Casualty Insurance Segment

We record an asset for deferred policy acquisition costs, such as commissions, premium taxes, and other variable costs incurred in connection with the writing of our property and casualty lines of business. As of December 31, 2005, we have $52.8 million in deferred policy acquisition costs, compared with $47.3 million at December 31, 2004. This asset is amortized over the life of the policies written. We assess the recoverability of deferred policy acquisition costs on a quarterly basis by line of business. This assessment is performed by comparing recorded unearned premium to the sum of unamortized deferred policy acquisition costs and

Jim B. Rosenberg

Securities and Exchange Commission

February 27, 2007

estimates of expected losses and loss settlement expenses. If the sum of these costs exceeds the amount of recorded unearned premium, that is, the line of business is expected to generate an operating loss, the excess is recognized as an offset against the asset established for deferred policy acquisition costs. This offset is referred to as a premium deficiency charge. If the amount of the premium deficiency charge is greater than the unamortized deferred policy acquisition cost asset, a liability will be recorded for the excess.

To calculate the premium deficiency charge, we estimate expected losses and loss settlement expenses by using a loss and loss settlement expense ratio that we assume will approximate that of the recent past. This is the only assumption we utilize to calculate the premium deficiency charge. Changes in this assumption can have a significant impact on the amount of premium deficiency charge calculated. We do not consider anticipated investment income in determining the recoverability of these costs.

The following table illustrates the hypothetical impact on the premium deficiency charge recorded at December 31, 2005 of reasonably likely changes in the assumed loss and loss settlement expense ratio utilized for purposes of this calculation. The entire impact of these changes would be recognized through income as amortization expense. The base amount indicated below is the actual premium deficiency charge recorded as of December 31, 2005.

Sensitivity Analysis - Impact of Changes in Expected Loss and Loss Settlement Expense Ratios
(Dollars in Thousands)	-10%	-5%	Base	+5%	+10%
Premium deficiency charge estimate	$3,064	$5,183	$7,303	$9,423	$11,542

Actual future results could differ materially from our current estimates, requiring adjustments to the recorded deferred policy acquisition cost asset. Such adjustments are recorded through income in the period the adjustments are identified. Due to changes in the estimated recoverability of our deferred policy acquisition costs, the premium deficiency charge calculated at December 31, 2005 decreased $4.8 million from the premium deficiency charge calculated at December 31, 2004 and the premium deficiency charge calculated at December 31, 2004 decreased $2.0 million from the premium deficiency charge calculated at December 31, 2003. These decreases in the premium deficiency charge allowed us to defer comparatively more underwriting costs period over period, resulting in relatively larger deferred acquistion cost asset balances. The changes in the estimated recoverability of our deferred policy acquisition costs are attributable to improvement in our underwriting experience over the recent past.

If you have any additional questions and/or need additional information please contact me at (319) 399-5723 or Tyler Fell, Controller, at (319) 286-2533.

Sincerely,

UNITED FIRE & CASUALTY COMPANY

/s/ Dianne M. Lyons

Dianne M. Lyons

Vice President and Chief Financial Officer